                                                                    EXHIBIT 99.9

[INFOSYS LOGO]

                          Infosys Technologies Limited
    Regd. Office : Electronics City, Hosur Road, Bangalore - 560 100, India.

AUDITED FINANCIAL RESULTS FOR THE QUARTER ENDED JUNE 30, 2003

                                           (in Rs. crore, except per share data)

----------------------------------------------------------------------------------------------------------------
                                                                               Quarter ended          Year ended
                                                                                  June 30,             March 31,
                                                                         ---------------------------------------
                                                                            2003          2002           2003
----------------------------------------------------------------------------------------------------------------
Income from software services and products
  Overseas                                                                  1,058.65        750.52      3,543.51
  Domestic                                                                     23.33         14.10         79.18
TOTAL                                                                       1,081.98        764.62      3,622.69
Software development expenses                                                 572.78        377.39      1,813.30
GROSS PROFIT                                                                  509.20        387.23      1,809.39
Selling and marketing expenses                                                 79.72         55.09        266.98
General and administration expenses                                            81.18         57.21        270.37
OPERATING PROFIT BEFORE INTEREST, DEPRECIATION AND AMORTIZATION               348.30        274.93      1,272.04
Interest                                                                           -             -             -
Depreciation and amortization                                                  44.26         40.48        188.95
OPERATING PROFIT AFTER INTEREST, DEPRECIATION AND AMORTIZATION                304.04        234.45      1,083.09
Other income                                                                   32.44         24.90         99.61
Provision for investments                                                       6.36             -         23.77
PROFIT BEFORE TAX                                                             330.12        259.35      1,158.93
Provision for taxation                                                         52.00         42.50        201.00
PROFIT AFTER TAX                                                              278.12        216.85        957.93
Paid-up equity share capital (par value Rs. 5/- each, fully paid)              33.12         33.09         33.12
Reserves                                                                    3,106.71      2,264.47      2,827.53
EARNINGS PER SHARE (PAR VALUE RS. 5/- EACH)
  Basic                                                                        41.98         32.76        144.68
  Diluted                                                                      41.83         32.46        143.37
DIVIDEND PER SHARE (PAR VALUE RS. 5/- EACH)                                       NA            NA         27.00
PERCENTAGE (%)                                                                    NA            NA           540
AGGREGATE OF NON-PROMOTERS SHAREHOLDING
Number of shares                                                         4,74,21,771   4,72,06,545   4,74,15,483
Percentage of shareholding                                                     71.58         71.32         71.58
----------------------------------------------------------------------------------------------------------------

SEGMENT REPORTING                                                 (in Rs. crore)

-------------------------------------------------------------------------------------
                                                        Quarter ended      Year ended
                                                           June 30,         March 31,
                                                    ---------------------------------
                                                      2003        2002        2003
-------------------------------------------------------------------------------------
REVENUE BY INDUSTRY SEGMENT
  Financial services                                  400.97      281.85    1,355.94
  Manufacturing                                       170.54      125.67      597.84
  Telecom                                             156.14      116.14      543.19
  Retail                                              127.38       88.56      414.54
  Others                                              226.95      152.40      711.18
TOTAL                                               1,081.98      764.62    3,622.69
LESS : Inter-segment revenue                               -           -           -
NET REVENUE FROM OPERATIONS                         1,081.98      764.62    3,622.69
SEGMENT PROFIT / (LOSS) BEFORE TAX AND INTEREST:
  Financial services                                  119.81       87.40      431.86
  Manufacturing                                        54.00       40.57      196.14
  Telecom                                              49.12       48.83      213.29
  Retail                                               49.17       37.46      172.53
  Others                                               76.20       60.67      258.22
TOTAL                                                 348.30      274.93    1,272.04
LESS : INTEREST                                            -           -           -
LESS : OTHER UN-ALLOCABLE EXPENDITURE
      (excluding un-allocable income)                  44.26       40.48      188.95
OPERATING PROFIT BEFORE TAX                           304.04      234.45    1,083.09
-------------------------------------------------------------------------------------

NOTES ON SEGMENT INFORMATION

Principal segments

The company's operations predominantly relate to providing technology services delivered to clients globally, operating in various industry segments. Accordingly, revenues represented along industry classes comprise the primary basis of the segmental information set out above.

Segmental capital employed

Fixed assets used in the company's business or liabilities contracted have not been identified to any of the reportable segments, as the fixed assets and support services are used interchangeably between segments. Accordingly, no disclosure relating to total segment assets and liabilities have been made.

NOTE :

1. The above audited quarterly results have been taken on record by the Board at its meeting held on July 10, 2003. There are no qualifications in the auditors' reports issued for these periods.

2.  Other information:                                            (in Rs. crore)

--------------------------------------------------------------------------------------------------
                                                                      Quarter ended     Year ended
                                                                         June 30,        March 31,
--------------------------------------------------------------------------------------------------
                                                                      2003      2002       2003
                                                                     -----------------------------
STAFF COSTS                                                          537.00    349.07    1,677.12
THERE ARE NO OTHER ITEMS EXCEEDING 10% OF AGGREGATE EXPENDITURE

Details of other income :
Interest on deposits                                                  22.75     17.68       78.05
Exchange difference                                                    7.86      6.50       17.67
Miscellaneous income                                                   1.83      0.72        3.89
TOTAL                                                                 32.44     24.90       99.61
--------------------------------------------------------------------------------------------------

3. Information on investor complaints pursuant to clause 41 of the listing agreement for the quarter ended June 30, 2003

-------------------------------------------------------------------------------------------------------
Nature of Complaints received     Opening balance       Addition      Disposals         Closing balance
-------------------------------------------------------------------------------------------------------
      Dividend Related                   1                 47            48                    0
-------------------------------------------------------------------------------------------------------

4. The company evaluates all investments for any diminution in their carrying values that is other than temporary. Accordingly, the company provided for an aggregate amount of Rs. 6.35 crore, on its long-term investment for the quarter ended June 30, 2003, which consists of Rs. 4.47 crore to CiDRA Corporation, USA; Rs. 1.88 crore to Stratify, Inc., (formerly Purpleyogi, Inc.) USA. In addition, the company provided for Rs. 0.01 crore in relation to its current investment in JM High Liquidity Fund for the decrease in the fair value below the cost of the investment. During the year ended March 31, 2003, the company had provided an amount of Rs. 23.77 crore towards various investments.

5. During the quarter ended June 30, 2003, the company invested Rs. 0.54 crore in M-Commerce Ventures Pte. Limited, Singapore ("M-Commerce") for 20 ordinary shares of face value Singapore $ (S$) 1/- each fully paid at par and 180 redeemable preference shares of face value S$ 1/- each fully paid for a premium of S$ 1,110. Accordingly, the aggregate investment in M-Commerce as at June 30, 2003 amounts to Rs. 2.65 crore (Rs. 2.11 crore as at June 30, 2002 and March 31, 2003).

6. During the quarters ended June 30, 2003 and 2002, and the year ended March 31, 2003, the company issued 6,288, 2,400, and 56,948 equity shares respectively, pursuant to the exercise of stock options by certain employees.

7. The lawsuit filed by Ms. Reka Maximovitch was settled for US$ 3 million. The company's liability was Rs. 7.09 crore (US$ 1.5 million) of which Rs. 2.48 crore was provided in the current quarter. The remainder was met out of the provision of Rs. 2.40 crore made in the previous year, and through the reimbursement of legal fees.

8. Update on Sponsored Secondary ADR Program: The Company plans to despatch the "Invitation to Offer" with respect to the Sponsored Secondary ADR Program to the shareholders in India on July 12, 2003.

AUDITED CONSOLIDATED FINANCIAL RESULTS OF INFOSYS TECHNOLOGIES LIMITED AND ITS SUBSIDIARY

                                           (in Rs. crore, except per share data)

-----------------------------------------------------------------------------------------------------------
                                                                          Quarter ended         Year ended
                                                                              June 30,           March 31,
                                                                    ---------------------------------------
                                                                        2003          2002         2003
-----------------------------------------------------------------------------------------------------------
Income from software services, products and business process management
  Overseas                                                             1,071.38        750.62      3,564.36
  Domestic                                                                23.32         14.10         75.62
TOTAL                                                                  1,094.70        764.72      3,639.98
Software development expenses and business process management
expenses                                                                 579.60        377.74      1,822.96
GROSS PROFIT                                                             515.10        386.98      1,817.02
Selling and marketing expenses                                            81.64         55.27        271.73
General and administration expenses                                       82.98         58.03        275.67
OPERATING PROFIT BEFORE INTEREST, DEPRECIATION AND AMORTIZATION          350.48        273.68      1,269.62
Interest                                                                      -             -             -
Depreciation and amortization                                             45.14         40.49        190.34
OPERATING PROFIT AFTER INTEREST, DEPRECIATION AND AMORTIZATION           305.34        233.19      1,079.28
Other income                                                              31.94         24.94        100.26
Provision for investments                                                  6.36             -         23.77
PROFIT BEFORE TAX                                                        330.92        258.13      1,155.77
Provision for taxation                                                    52.00         42.50        201.00
PROFIT AFTER TAX                                                         278.92        215.63        954.77
Paid-up equity share capital (par value Rs. 5/- each, fully paid)         33.12         33.09         33.12
Reserves                                                               3,104.35      2,263.25      2,824.37
Preference shares issued by subsidiary                                    49.00         49.00         49.00
EARNINGS PER SHARE (PAR VALUE RS. 5/- EACH)
  Basic                                                                   42.10         32.58        144.20
  Diluted                                                                 41.96         32.28        142.89
DIVIDEND PER SHARE (PAR VALUE RS. 5/- EACH)                                  NA            NA         27.00
PERCENTAGE (%)                                                               NA            NA           540
AGGREGATE OF NON-PROMOTERS SHAREHOLDING
Number of shares                                                    4,74,21,771   4,72,06,545   4,74,15,483
Percentage of shareholding                                                71.58         71.32         71.58
-----------------------------------------------------------------------------------------------------------

NOTE :

Principles of consolidation: The financial statements are prepared in accordance with the principles and procedures for the preparation and presentation of consolidated financial statements as set out in the Accounting Standard on Consolidated Financial Statements prescribed by the Institute of Chartered Accountants of India. The financial statements of the parent company, Infosys Technologies Limited ("Infosys" or "company") and Progeon Limited ("Progeon" or "subsidiary") have been combined on a line-by-line basis by adding together the book values of like items of assets, liabilities, income and expenses, after eliminating intra-group balances and transactions and resulting unrealized gains / losses. The consolidated financial statements are prepared applying uniform accounting policies used in Infosys and Progeon.

                                                                                        BY ORDER OF THE BOARD
                                                                             FOR INFOSYS TECHNOLOGIES LIMITED

Bangalore, India                                        NANDAN M. NILEKANI              N. R. NARAYANA MURTHY
July 10, 2003     Chief Executive Officer, President and Managing Director          Chairman and Chief Mentor

The Board has also taken on record the unaudited consolidated results of Infosys Technologies Limited and its subsidiary (Progeon Limited) for the three months ended June 30, 2003, prepared as per US GAAP. The summary of the above financial statements is as follows :

                                           (in US$ million, except per ADS data)

----------------------------------------------------------------------------------------
                                                       Three months ended    Fiscal year
                                                       June 30, (Unaudited)   (Audited)
                                                       ---------------------------------
                                                        2003          2002       2003
----------------------------------------------------------------------------------------
Revenues                                               233.26        156.31     753.81
Cost of revenues including amortization of
deferred stock compensation                            132.90         86.00     417.36
Gross profit                                           100.36         70.31     336.45
Net income                                              58.27         42.84     194.87
Earnings per American Depositary Share
  Basic                                                  0.44          0.33       1.49
  Diluted                                                0.44          0.32       1.47
Total assets                                           771.08        530.22     704.31
Cash and cash equivalents                              381.12        235.47     354.36
----------------------------------------------------------------------------------------

NOTE : TWO AMERICAN DEPOSITARY SHARES (ADS) ARE EQUIVALENT TO ONE EQUITY SHARE.

The reconciliation of consolidated net income as per Indian GAAP and US GAAP is as follows :

--------------------------------------------------------------------------------------------
                                                         Three months ended      Fiscal year
                                                        June 30, (Unaudited)      (Audited)
                                                        ------------------------------------
                                                         2003          2002         2003
--------------------------------------------------------------------------------------------
Net profit as per Indian GAAP                           59.36         44.08        197.36
Amortization of deferred stock compensation expense     (1.07)        (1.24)        (4.80)
Deferred taxes                                           0.01             -         (0.19)
Gain on forward foreign exchange contracts              (0.03)            -          0.50
Net provision for investments                               -             -          2.00
CONSOLIDATED NET INCOME AS PER US GAAP                  58.27         42.84        194.87
--------------------------------------------------------------------------------------------

Certain statements in this release concerning our future growth prospects are forward-looking statements, which involve a number of risks and uncertainties that could cause actual results to differ materially from those in such forward-looking statements. The risks and uncertainties relating to these statements include, but are not limited to, risks and uncertainties regarding fluctuations in earnings, our ability to manage growth, intense competition in IT services including those factors which may affect our cost advantage, wage increases in India, our ability to attract and retain highly skilled professionals, time and cost overruns on fixed-price, fixed-time frame contracts, client concentration, restrictions on immigration, industry segment concentration, our ability to manage our international operations, reduced demand for technology in our key focus areas, disruptions in telecommunication networks or system failures, our ability to successfully complete and integrate potential acquisitions, liability for damages on our service contracts, the success of the companies in which Infosys has made strategic investments, withdrawal of governmental fiscal incentives, political instability and regional conflicts, legal restrictions on raising capital or acquiring companies outside India, and unauthorized use of our intellectual property and general economic conditions affecting our industry. Additional risks that could affect our future operating results are more fully described in our United States Securities and Exchange Commission filings including our Annual Report on Form 20-F for the fiscal year ended March 31, 2003. These filings are available at www.sec.gov. Infosys may, from time to time, make additional written and oral forward-looking statements, including statements contained in the company's filings with the Securities and Exchange Commission and our reports to shareholders. The company does not undertake to update any forward-looking statements that may be made from time to time by or on behalf of the company.